Exhibit 99.1

News Release

XOMA Reports Third Quarter 2008 Financial Results

Berkeley, CA – November 10, 2008 — XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its results for the quarter ended September 30, 2008.

“In the third quarter of 2008, XOMA presented encouraging results toward supporting one of the most significant medical advances in diabetes in decades – a move from insulin therapy to anti-inflammatory treatment. For the first time, XOMA showed that a single dose of an interleukin-1 beta blocker, XOMA 052, increased Type 2 diabetes patient insulin production over three months,” said Steven Engle, Chairman and Chief Executive Officer of XOMA. ”With these results, we are accomplishing what we promised in November of 2007 when we launched our new product-focused strategy, and we have begun laying the groundwork for a new disease-modifying approach to diabetes that could transform the lives of millions of patients.”

“In September 2008, XOMA presented interim Phase 1 data at the European Association for the Study of Diabetes (EASD) annual meeting that showed XOMA 052 is safe and well-tolerated in Type 2 diabetes patients and that use of XOMA 052 reduced glycosylated hemoglobin (HbA1c) levels, a standard measure of blood glucose control,” said Alan Solinger, M.D., XOMA’s Vice President of Clinical Immunology. “Interim results from the European trial showed that insulin production increased up to 91 days following a single dose of XOMA 052 – a remarkable finding supporting the disease-modifying and monthly dosing or longer potential of the anti-inflammatory approach.”

Engle continued, “In addition, we advanced our biodefense business by signing a $65 million contract with the U.S. Government, initiated new therapeutic antibody programs under the existing collaboration with Takeda Pharmaceutical Company Limited, signed a Memorandum of Understanding with the Texas A&M University System to jointly explore options for the development and manufacture of antibodies and protein-based therapeutics and recently presented positive XOMA 052 data in preclinical animal models of rheumatoid arthritis and gout at the American College of Rheumatology 2008 Annual Conference (ACR). Based on new clinical results, we began prioritizing our efforts including the restructuring of our Novartis partnership and established a new committed equity financing facility that provides additional financial flexibility. Finally, we are pleased to report receipt of the first royalty payments on Swiss sales of CIMZIA®, UCB’s recently approved drug for Crohn’s disease.”

XOMA Focuses On Highest Value Opportunities and Reduces Costs

“XOMA’s accomplishments in Q3 were indeed exceptional,” Engle continued, “In the last year, we gained clarity about which programs will generate the highest value and which antibody technologies will yield the most revenues. This knowledge and the recent unprecedented general economic conditions have given us the understanding and the opportunity to focus our resources and realize the full potential of XOMA’s assets. We are focusing our R&D spending on our most promising proprietary development programs, including XOMA 052 in Type 2 diabetes, while postponing spending on other indications and programs, and we will continue to develop and license the next generation antibody discovery and development technology.”

For the remainder of 2008 and in 2009, XOMA plans to:

•	Complete ongoing Phase 1 clinical trials of XOMA 052 in Type 2 diabetes by mid 2009.

•	Initiate a Phase 2 clinical study of XOMA 052 in Type 2 diabetes in mid 2009.

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Initiate a small XOMA 052 pharmacokinetic study in rheumatoid arthritis at the end of 2008 and postpone other rheumatoid arthritis studies. The company plans to leverage recent results and additional expected confirmatory results of studies with another IL-1 blocker in rheumatoid arthritis to validate the XOMA 052 approach in this indication, which are noted in the most recent events section below.

•	Conduct XOMA 052 proof of concept trials in other indications.

•	Seek to establish a partnership for development and worldwide marketing of XOMA 052.

Engle said, “Treating Type 2 diabetes with a potentially disease-modifying, anti-inflammatory therapy represents a large opportunity for patients and for XOMA. We recognize that to maximize the value of XOMA 052, and to offset our development costs, we need a pharmaceutical partner with strengths in worldwide development and marketing. Fortunately, large pharmaceutical companies need blockbuster potential drugs like XOMA 052 more than ever. Conversations are ongoing with several major pharmaceutical and biotechnology companies.”

Additionally, as part of focusing on the company’s most important proprietary programs, XOMA has:

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Restructured its product development collaboration with Novartis into a fully funded collaboration with an immediate cash payment of $6.2 million and reduction in debt, while maintaining the full potential to realize the value of a novel Phase 2 oncology compound, HCD122, through double-digit royalties.

•	Suspended the XOMA 629 development program.

•	Postponed a Phase 2 clinical study in gout.

•	Postponed most planned capital expenses. Further spending will depend on timing of additional biodefense and other contracts.

Regarding biodefense activities, most of XOMA’s activity is generally covered by contract revenues from the U.S. government, and the company will therefore continue with its biodefense programs. The company will also continue its fully funded collaborations.

Third Quarter 2008 Financial Results

XOMA’s total revenues were $7.9 million in the third quarter of 2008, compared to $43.1 million in the third quarter of 2007. The decrease from 2007 was due primarily to a $30.0 million non-recurring license fee received from Pfizer Inc. (Pfizer) in the third quarter of 2007. In addition, XOMA is nearing the end of contracted service arrangements with the NIAID under contract No. HHSN26620060008C/N01-A1-60008l (“NIAID 2”) and Aveo Pharmaceuticals, Inc., which is now a part of the Schering Plough Research Institute (SPRI), so revenues under these contracts have decreased in the first three quarters of 2008 compared to the same period in 2007. These decreases were partially offset by higher royalty revenues and increased activities related to XOMA’s collaborations with Takeda and SPRI.

The operating loss for the third quarter was $18.5 million in 2008 compared to operating income of $22.7 million for the third quarter of 2007; the decrease was primarily due to the $30.0 million license fee recognized in 2007 from Pfizer as discussed above. Further contributing to the operating loss was an increase in operating expenses, reflecting increased R&D spending on the development of proprietary products, primarily XOMA 052. The net loss for the third quarter was $20.4 million or $0.15 per basic share for 2008, compared with net income of $21.8 million or $0.17 per basic share for the third quarter of 2007.

Cash, restricted cash, cash equivalents, and short-term investments at September 30, 2008 were $24.4 million of which $13.9 million was restricted cash reserved primarily for the payment of the semi-annual interest on a royalty-backed loan from Goldman Sachs. In October of 2008, Goldman Sachs withdrew $2.5 million from the restricted cash reserve as payment of interest and $4.6 million as payment of outstanding principal and returned $2.6 million in cash to XOMA. At December 31, 2007, cash, restricted cash, cash equivalents, and short-term investments were $44.6 million of which $6.0 million was restricted cash. A more detailed discussion of XOMA’s third quarter 2008 financial results is provided below and in the company’s Form 10-Q filing with the SEC. Subsequent to the third quarter, XOMA restructured its collaboration with Novartis and the new agreement provided XOMA with a $6.2 million cash payment and reduced XOMA’s outstanding debt with Novartis by $7.5 million. In October 2008, XOMA entered into a committed equity financing facility and the company has sold 3.9 million shares for a net amount of $4.34 million.

Recent Highlights

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Positive XOMA 052 Phase 1 diabetes data presented at EASD conference in September supports groundbreaking anti-inflammatory approach to Type 2 diabetes treatment: Interim data from 48 patients demonstrated that a single dose of XOMA 052 reduced HbA1c, which is a validated marker of blood glucose control, and C-reactive protein levels, which is a protein indicative of systemic inflammation and associated with negative cardiovascular outcomes. In the European trial, additional tests were performed that showed that patients treated with a single dose of XOMA 052 demonstrated an increase in insulin production lasting 91 days or more. All human data on XOMA 052 generated to date support monthly or even less frequent dosing.

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Positive XOMA 052 data in preclinical animal models of rheumatoid arthritis (RA) and gout presented at the ACR conference in October supports potential of XOMA 052 in additional inflammatory indications: Treatment with XOMA 052 in the RA model showed improved disease scoring at all dosing levels. In the preclinical gout model, treatment with XOMA 052 blocked the inflammatory processes that occur following injection of monosodium urate crystals.

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Data supporting the anti-inflammatory therapeutic approach of IL-1 beta blockers presented at ACR: The positive clinical effect and safety of a class of drugs called IL-1 beta blockers, including XOMA 052, was demonstrated when Novartis reported positive Phase 2 data for its anti-IL-1 beta blocking antibody in cyropyrin-associated periodic syndrome that met the predefined endpoints of time to disease flare vs. placebo (p<0.001). Novartis also reported earlier stage data in systemic juvenile idiopathic arthritis (sJIA) that showed patients achieved substantial clinical improvement within 15 days and four patients achieved complete remission of the disease. These results continue to build evidence that offers promise for the class of IL-1 blocking antibodies to treat IL-1-mediated diseases.

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New $65 million NIAID contract funds ongoing development of XOMA’s anti-botulinum drug candidates, which is a key step to establish a national stockpiling contract: In September of 2008, the Company announced that it had been awarded a $65 million multiple year contract funded with Federal funds from NIAID, a part of the NIH to support XOMA’s ongoing development of drug candidates towards clinical trials in the treatment of botulism poisoning, a potentially deadly muscle paralyzing disease. The additional funding brings the program’s total to nearly $100 million and enables initiation of human studies of anti-botulinum antibody products. Depending on positive results, continued government funding and additional human studies, XOMA plans to file the data package necessary to begin production of drug candidates for the Strategic National Stockpile.

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Restructured agreement with Novartis provides immediate cash payment and debt reduction, eliminates planned project expenditures and will generate revenues in 2008 and 2009: As announced today, XOMA restructured its agreement with Novartis involving research and development programs including the ongoing HCD122 program. The agreement provides XOMA with a $6.2 million cash payment and Novartis will fully fund all future R&D expenses related to the agreement and pay potential milestones and double-digit royalties related to the two ongoing programs. Further, XOMA’s outstanding debt with Novartis has been reduced by $7.5 million. In exchange, Novartis assumes control over the HCD122 program and an additional ongoing program, as well as the right to expand the development of both programs into additional indications outside of oncology.

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Biological manufacturing agreement with Texas A&M University System (TAMUS) may generate innovative processes and technologies, more manufacturing capacity, process development facilities and research personnel: In September 2008, XOMA signed a memorandum of understanding with TAMUS designed to accelerate the translation of XOMA’s innovative technologies into the practice of biological manufacturing. XOMA and TAMUS are exploring options for the development and manufacture of antibodies and protein-based therapeutics for human and veterinary applications.

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First royalty payments received from UCB for Swiss sales of CIMZIA®, its recently approved drug for Crohn’s disease: Although initially small, as royalty payments are delayed three months, this royalty stream is XOMA’s third. In April 2008, CIMZIA® was approved by the U.S. Food & Drug Administration (FDA) for the treatment of Crohn’s disease, and commercial distribution of CIMZIA® started in April 2008. It is the second marketed therapeutic product manufactured under license using XOMA’s proprietary bacterial cell expression technology. The company expects to realize an increase in royalty revenues from U.S. sales of CIMZIA® in the next quarter.

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Committed equity financing facility provides financial options and flexibility: In October 2008, XOMA entered into a committed equity financing facility under which it has the option to sell up to $60 million, in small amounts over two years, of its registered common shares to Azimuth Opportunity Ltd. The agreement gives XOMA flexibility to obtain money on the sale of its common shares based on an agreed upon formula from time to time. In the face of uncertain economic conditions, the company to date has sold 3.9 million shares for a net amount of $4.34 million. The company is not obligated to further utilize the facility, can use the facility at any time, remains free to enter other financing transactions, and did not pay a commitment fee or issue any warrants to secure the facility.

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Newly appointed VP Research increases leadership in antibody development, collaboration activities and licensing: In October 2008, XOMA appointed Steve Doberstein, Ph.D., to the position of Vice President of Research. Dr. Doberstein has extensive prior experience at antibody and protein companies including Xencor, Inc. and 5 PRIME, where he managed antibody discovery activities and the creation and implementation of pharmaceutical partnerships. At XOMA, Dr. Doberstein directs discovery and development of XOMA’s preclinical drug candidates, supports clinical development of XOMA’s portfolio of drug candidates and focuses on antibody discovery and cell line development.

Financial Discussion

Revenues

XOMA’s total revenues were $7.9 million in the third quarter of 2008, compared to $43.1 million in the third quarter of 2007. Revenues for the first nine months of 2008 were $31.1 million compared to $69.5 million in the first nine months of 2007.

License and collaborative fee revenues were $1.3 million for the quarter ended September 30, 2008, compared with $31.3 million for the same period of 2007. The $30.0 million decrease is due to a $30.0 million non-recurring license fee received from Pfizer, Inc. in the third quarter of 2007.

Contract revenues for the third quarter totaled $2.0 million in 2008, compared with $7.4 million for the same period of 2007. The decrease of $5.4 million resulted primarily from XOMA nearing the completion of certain contracted service arrangements.

Royalties were $4.6 million for the third quarter of 2008 compared with $4.4 million in the third quarter of 2007. The $0.2 increase resulted primarily from higher sales of LUCENTIS® inside and outside the U.S. and RAPTIVA® outside the U.S.

Expenses

XOMA’s research and development expense for the third quarter of 2008 totaled $19.7 million, compared with $14.6 million in the same period of 2007. The increase of $5.1 million primarily reflects spending on the development of XOMA 052 and XOMA 629 and work done to generate revenues under our contracts with Takeda and Schering-Plough Research Institute. Of the $5.1 million increase in research and development expenses in the third quarter of 2008 compared with the same period of 2007, $0.8 million related to an increase in salaries and related expenses including a $0.4 million increase in share-based compensation expense.

General and administrative expense for the third quarter of 2008 was $6.7 million compared with $5.8 million for the same period last year. This increase of $0.9 million includes a $0.3 million increase in salaries expense.

Interest expense for the third quarter of 2008 was $2.0 million compared with $1.2 million for the same period of 2007. The increase for the third quarter of 2008 compared with the same period of 2007 is due to the higher principal balance and interest rate associated with our new term loan facility with Goldman Sachs Specialty Lending Holdings, Inc.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at September 30, 2008 were $10.6 million compared with $27.4 million at June 30, 2008. Cash used in operating activities during the third quarter of 2008 was $9.3 million compared with cash provided by operating activities of $22.6 million during the third quarter of 2007.

In August of 2008, XOMA sold its remaining auction rate securities. All sales were at par value, which was equal to recorded fair value, and no loss was incurred by the Company.

Long-term Debt

At September 30, 2008, XOMA had outstanding principal of $55.0 million on the 5-year term loan from Goldman Sachs established in May 2008 and $21.3 million of long-term debt to Novartis. The long-term debt to Novartis represents XOMA’s borrowings under a $50.0 million loan facility established to facilitate XOMA’s participation in its collaboration with Novartis. The Novartis loan is secured by XOMA’s interest in the collaboration and is not due until 2015. The Goldman Sachs loan is secured by the company’s royalty revenue for RAPTIVA®, LUCENTIS® and CIMZIA®. Under the restructured collaboration agreement with Novartis, the principal balance of this note has been reduced by $7.5 million to $13.8 million and no additional draw downs are available.

Guidance Update

As previously indicated, the company is planning on closing one or more major transactions by year end. Because there cannot be complete certainty as to the exact timing of these transactions, XOMA is updating its financial guidance for the full year 2008. The company expects that revenue for 2008 will be between $55 and $85 million. The company expects that research and development expense for 2008 will be between $83 and $87 million. General and administrative expense for 2008 is expected to be between $24 and $26 million. The company expects it will use cash of between $16 and $48 million in 2008 operating activities and will spend between $10 and $12 million in capital expenditures.

Product Highlights

XOMA 052: XOMA 052 is a potent monoclonal antibody with the potential to improve the treatment of patients with a wide variety of inflammatory diseases. XOMA 052 binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine that is involved in the development of diabetes, rheumatoid arthritis, gout and other diseases. By binding IL-1 beta, the drug blocks the activation of the IL-1 receptor, thereby preventing the cellular signaling events that produce inflammation. XOMA 052 is a humanized IgG2 antibody with a half-life of 22 days. Based on its binding properties, specificity to IL-1 beta and half-life, XOMA 052 may provide convenient dosing of once per month or longer. XOMA 052 was developed by XOMA using the Company’s proprietary antibody technologies, capabilities and expertise. XOMA owns worldwide rights to the antibody and related intellectual property.

The central role of the IL-1 pathway in multiple diseases has been clinically validated by several inhibitors of the IL-1 pathway in development and by two FDA approved therapies based on IL-1 blockade. These disease indications include rheumatoid arthritis, systemic juvenile idiopathic arthritis, gout, Muckle-Wells syndrome, and others.

Based on the encouraging results from XOMA’s initial trials for XOMA 052 in Type 2 diabetes, the company is planning and designing a large Phase 2 dose-ranging trial in a more narrowly defined type 2 diabetes population with the goal of establishing the data necessary to initiate a Phase 3 program. XOMA anticipates starting this Phase 2 randomized, double blind, placebo-controlled trial in mid-2009.

For rheumatoid arthritis, XOMA will initiate a clinical trial later this year to assess the safety and pharmacokinetics of XOMA 052 in this patient population. XOMA is putting a planned acute gout Phase 1 trial on hold and decelerated the start of clinical trials in systemic juvenile idiopathic arthritis, now estimated to start mid 2009.

RAPTIVA® (efalizumab) Collaboration with Genentech and Merck Serono - According to Genentech and Merck Serono SA, worldwide sales of RAPTIVA® in the third quarter of 2008 were $61 million, with $28 million coming from Genentech’s sales in the U.S. and $33 million from Merck Serono SA’s sales internationally. Third quarter sales grew 11 percent compared to $55 million in the third quarter of 2007, but declined 5 percent compared to $64 million in the second quarter of 2008. XOMA earns a mid single-digit royalty on worldwide sales of RAPTIVA®.

LUCENTIS® (ranibizumab injection) by Genentech - LUCENTIS® is an antibody fragment against Vascular Endothelial Growth Factor (VEGF) for the treatment of neovascular (wet) age-related macular degeneration, which causes vision loss in the elderly. LUCENTIS® is the first marketed therapeutic product manufactured under a license using XOMA’s bacterial cell expression technology, an enabling technology used to discover and screen, as well as develop and manufacture, recombinant antibodies and other proteins for commercial purposes. LUCENTIS® was approved by the FDA in June of 2006 and in the European Union, where it is distributed by Novartis, in January of 2007.

According to Genentech and Novartis, worldwide sales of LUCENTIS® in the third quarter of 2008 were $446 million, with $225 million coming from Genentech’s sales in the U.S and $221 million from Novartis’ sales internationally. Third quarter sales grew 39 percent compared to $320 million in the third quarter 2007, but declined 3 percent compared to $458 million in the second quarter of 2008.

Certain European patents in our bacterial cell expression portfolio pertaining to LUCENTIS® expired in July 2008. As a result, XOMA’s right to royalties on sales of LUCENTIS® outside of the U.S. ended in the third quarter of 2008.

CIMZIA® (certolizumab pegol) by UCB - CIMZIA® is an antibody fragment against Tumor Necrosis Factor alpha (TNF alpha) for the treatment of Crohn’s disease and is the second marketed therapeutic product manufactured under license using XOMA’s bacterial cell expression technology. CIMZIA® was approved by the FDA in April of 2008 for the treatment of moderate to severe Crohn’s disease in adult patients who have not responded to conventional therapy and is currently under review for approval in rheumatoid arthritis by the FDA in the U.S and by the European Medicines Agency in Europe. XOMA expects that CIMZIA® could be approved in rheumatoid arthritis in the U.S. as early as year end 2008. Royalties from XOMA’s bacterial cell expression licenses range from 0.5 percent to 3.0 percent of sales of covered products.

HCD122 with Novartis - HCD122 is a fully human anti-CD40 antibody with a unique, dual mechanism of action designed as an antagonist to CD40 and as a treatment for B-cell mediated diseases, including malignancies and autoimmune diseases. In April 2008, Novartis and XOMA started a Phase 1/2 clinical study of HCD122 for patients with lymphoma. In the open-label multi-site study, patients will receive HCD122 intravenously once a week for four weeks. This 50-patient study will evaluate highest tolerated dose, safety and activity of HCD122.

In April 2005, XOMA announced the initiation of a Phase 1 study of HCD122 for patients with advanced chronic lymphocytic leukemia, and in July 2008 this study was terminated due to limited patient availability and enrollment patterns. In October of 2005, XOMA and Novartis initiated a second Phase 1 study for patients with multiple myeloma. In December of 2006, the companies reported favorable preliminary results of these Phase 1 trials, as well as favorable pre-clinical results of comparisons of HCD122 with RITUXAN®.

Contract Development and Collaboration Agreements

NIAID Contract: Anti-Botulinum Neurotoxin Program

In July of 2006, XOMA was awarded a $16.3 million contract to produce monoclonal antibodies for the treatment of botulism to protect U.S. citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. The contract work is being performed on a cost plus fixed fee basis over a three-year period and will be 100 percent funded with Federal funds from NIAID under Contract No. HHSN266200600008C.

In September of 2008, a new NIAID contract was awarded to continue development of XOMA’s anti-botulinum antibody product candidates. As part of the new contract, XOMA will develop, evaluate and produce the clinical supplies to support an Investigational New Drug filing with the FDA and conduct preclinical studies required to support human clinical trials. The project is fully funded under Federal contract number HHSN272200800028C from NIAID.

Schering-Plough Research Institute Collaboration: Multiple Antibody Projects for Undisclosed Targets

In May of 2006, XOMA entered into a collaboration agreement with the Schering-Plough Research Institute (SPRI) to conduct multiple therapeutic monoclonal antibody discovery and development projects. During the collaboration, XOMA will discover therapeutic antibodies against targets selected by SPRI, use its phage display libraries to generate fully human antibodies and the company’s proprietary Human Engineering technology to humanize antibody candidates generated by hybridoma techniques, perform pre-clinical studies to support regulatory filings, cell line and process development and produce antibodies for initial clinical trials. In January of 2007, XOMA announced that this collaboration had been expanded to include oncology targets. XOMA estimates that it could receive more than $75 million before royalties over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Takeda Pharmaceutical Collaboration: Multiple Antibody Projects for Undisclosed Targets

In November of 2006, the company entered into a collaboration agreement with Takeda to conduct multiple therapeutic monoclonal antibody discovery and development projects. During the collaboration, XOMA will discover therapeutic antibodies against multiple targets selected by Takeda. In February of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets including those in oncology. In September of 2008, the company expanded the collaboration again to add new undisclosed targets to the collaborative effort. XOMA estimates that it could receive more than $230 million, before royalties, over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its third quarter 2008 results today, November 10, 2008, at 4:30 p.m. Eastern. The webcast can be accessed via XOMA’s website at www.xoma.com and will be available for replay until close of business on February 3, 2009. Telephone numbers for the live audiocast are 877-407-9205 (U.S. and Canada) and 201-689-8054 (International). Conference ID #: 300591. A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on February 3, 2009. Telephone numbers for the replay are 877-660-6853 (U.S./Canada) and 201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 300591.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibody and other agents designed to treat inflammatory, autoimmune, infectious and cancerous diseases. The company’s proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

XOMA’s proprietary development pipeline is primarily funded by multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations and biodefense contracts. XOMA’s technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA® (efalizumab) for chronic moderate to severe plaque psoriasis, LUCENTIS® (ranibizumab injection) for wet age-related macular degeneration and CIMZIA® (certolizumab pegol) for Crohn’s disease.

The company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA’s proprietary Human Engineering(TM) and bacterial cell expression and manufacturing technologies. Bacterial cell expression (BCE) is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of 335 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Forward Looking Statements

Certain statements contained herein concerning the anticipated levels of revenues, expenses and cash utilization, sales of approved products, expected payments under existing agreements and/or product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things the anticipated levels of revenues, expenses and cash utilization may be other than as expected due to unanticipated changes in XOMA’s research and development programs, unavailability of additional arrangements, lower than anticipated sales of approved products or failure of products to receive approval; the sales efforts for approved products may not be successful if the parties responsible for marketing and sales fail to meet their commercialization goals, due to the strength of competition, if physicians do not adopt the products as treatments for their patients or if remaining regulatory approvals are not obtained or maintained; and XOMA will not receive the estimated total amounts of funds if it cannot successfully carry out its obligations under its existing contracts.

These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

Condensed Financial Statements Follow

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XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	September 30, 2008	December 31, 2007
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$6,186	$22,500
Short-term investments	4,381	16,067
Restricted cash	13,878	6,019
Receivables	7,962	12,135
Prepaid expenses and other current assets	1,858	1,113
Debt issuance costs	398	254

Total current assets	34,663	58,088
Property and equipment, net	27,970	25,603
Debt issuance costs – long-term	1,436	722
Other assets	402	402

Total assets	$64,471	$84,815

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$9,270	$6,995
Accrued liabilities	8,095	7,710
Accrued interest	2,845	878
Deferred revenue	6,487	8,017
Other current liabilities	1,599	—

Total current liabilities	28,296	23,600
Deferred revenue – long-term	9,251	10,047
Interest bearing obligation – long-term	76,262	50,850
Other long-term liabilities	353	—

Total liabilities	114,162	84,497

Commitments and contingencies
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized Series A, 210,000 designated, no shares issued and outstanding at September 30, 2008 and December 31, 2007, respectively	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding at September 30, 2008 and December 31, 2007, respectively; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 132,429,517 and 131,957,774 shares outstanding at September 30, 2008 and December 31, 2007, respectively	66	66
Additional paid-in capital	745,410	740,119
Accumulated comprehensive loss	(82)	(9)
Accumulated deficit	(795,086)	(739,859)

Total shareholders’ equity (net capital deficiency)	(49,691)	318

Total liabilities and shareholders’ equity (net capital deficiency)	$64,471	$84,815

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

.

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Revenues:
License and collaborative fees	$1,286	$31,311	$1,466	$35,859
Contract and other revenue	1,979	7,424	14,728	21,530
Royalties	4,629	4,405	14,873	12,139

Total revenues	7,894	43,140	31,067	69,528

Operating costs and expenses:
Research and development (including contract related of $3,294 and $1,637 for the three months ended September 30, 2008 and 2007, respectively, and $13,121 and $10,861 for the nine months ended September 30, 2008 and 2007, respectively)	19,714	14,620	62,444	47,864
General and administrative	6,724	5,803	18,984	15,064

Total operating costs and expenses	26,438	20,423	81,428	62,928

Income (loss) from operations	(18,544)	22,717	(50,361)	6,600

Investment and interest income	182	337	797	1,316
Interest expense	(1,998)	(1,240)	(5,612)	(10,358)
Other income (expense)	(2)	3	(51)	(7)

Net income (loss)	$(20,362)	$21,817	$(55,227)	$(2,449)

Basic net income (loss) per common share	$(0.15)	$0.17	$(0.42)	$(0.02)

Diluted net income (loss) per common share	$(0.15)	$0.16	$(0.42)	$(0.02)

Shares used in computing basic net income (loss) per common share	132,364	131,766	132,270	126,609

Shares used in computing diluted net income (loss) per common share	132,364	136,219	132,270	126,609

Media & Investors Contact:

Carolyn Hawley

Porter Novelli Life Sciences for XOMA

619-849-5375

chawley@pnlifesciences.com